June 26, 2019

Robert H. Turner
Chief Executive Officer
Pareteum Corporation
1185 Avenue of the Americas, 37th Floor
New York, NY 10036

       Re: Pareteum Corporation
           Registration Statement on Form S-3
           Filed June 19, 2019
           File No. 333-232194

Dear Mr. Turner:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence,
Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Darrin M. Ocasio